ICZOOM GROUP INC.

February 9, 2024

Ms. Kate Beaukenkamp

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ICZOOM Group Inc.

Amendment No. 2 to Registration Statement on Form F-1

Filed January 18, 2024

File No. 333-275708

Dear Ms. Beaukenkamp:

This letter is in response to the letter dated February 8, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1

Exhibit 5.1

1.	Please delete as inappropriate the assumption that “the Company will have sufficient authorised share capital to effect the issue of any of the Class A Ordinary Shares at the time of issuance.” Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for further guidance.

Response: In response to the Staff’s comments, we filed the revised legal opinion letter as Exhibit 5.1 to the Registration Statement accordingly.

Exhibit 5.2

2.	Please delete as inappropriate the following assumptions: “that each such document, other than the Investor Warrants and the Placement Agent Warrants with respect to the Company, constitutes a legal, valid, and binding obligation of each party thereto,” that “the Company has the corporate power and authority to execute, deliver and perform all its obligations under the Investor Warrants and the Placement Agent Warrants,” and that the “Investor Warrants and the Placement Agent Warrants are duly authorized by all requisite corporate action on the part of the Company.” Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for further guidance.

Response: In response to the Staff’s comments, we filed the revised legal opinion letter as Exhibit 5.2 to the Registration Statement accordingly.

Exhibit 8.4

3.	Please delete as inappropriate the assumptions contained in Section A(i) and (ii). Also revise the opinion contained in Section B(i) to state that the statements in the section of the registration statement captioned “Taxation - Hong Kong Taxation” constitute your opinion. Refer to Sections II.B.3.a and III..C.2 of Staff Legal Bulletin No. 19 for further guidance.

Response: In response to the Staff’s comments, we filed the revised legal opinion letter as Exhibit 8.4 to the Registration Statement accordingly.

Exhibit 99.4

4.	Please include Appendix A and Appendix B of the opinion; note that we may have further comment upon review of such appendices. Delete as inappropriate the assumptions that “all signatures, seals and chops are genuine, each signature on behalf of a party thereto is that of a person duly authorized by such party to execute the same” and “each of the Documents is legal, valid, binding and enforceable in accordance with their respective governing laws in any and all respects.” Revise the opinion in Section (C)(c) to state that the statements made in the registration statement under the caption “Taxation - Material PRC Income Tax Considerations” constitute your opinion. Refer to Sections II.B.3.a and III.C.2 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comments, we filed the revised legal opinion letter as Exhibit 99.4 to the Registration Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

Arila Zhou, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter]

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